Exhibit 12.1

NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					40 Weeks Ended
	Dec.30,	Dec.29,	Jan.3,	Jan.2,	Jan.1,	Oct. 9,	Oct. 8,
(In thousands, except ratios)	2006	2007	2009	2010	2011	2010	2011

Fixed Charges:
Interest expense on Indebtedness	$30,840	28,088	26,466	24,372	23,403	17,747	17,828

Rent expense (1/3 of total rent expense)	7,813	7,008	7,299	8,565	8,164	6,306	4,923

Total fixed charges	$38,653	35,096	33,765	32,937	31,567	24,053	22,751

Earnings:
Income (loss) before provision for income taxes	$(21,689)	53,015	53,791	23,750	72,126	54,126	45,721

Fixed charges	38,653	35,096	33,765	32,937	31,567	24,053	22,751

Total earnings	$16,964	88,111	87,556	56,687	103,693	78,179	68,472

Ratio	0.44x	2.51x	2.59x	1.72x	3.28x	3.25x	3.01x